51-102F3
MATERIAL CHANGE REPORT
Item 1  Name and Address of Company
Tower One Wireless Corp. (“Tower One” or, the “Company”)
600 – 535 Howe Street
Vancouver, BC, V6C 2Z4
Item 2  Date of Material Change
February 9, 2023.
Item 3  News Release
The news release dated February 9, 2023 was disseminated via Stockwatch and BayStreet.
Item 4  Summary of Material Change
Tower One is pleased to announce that, further to its news releases of October 20, 2021, November 16, 2021, December 15, 2021, April 22, 2022, and May 13, 2022 it has completed a sixth closing (the “Sixth Closing”) of a private placement pursuant to the offering memorandum exemption (the “Offering”).
Item 5  Full Description of Material Change

5.1 Full Description of Material Change
Tower One is pleased to announce that, further to its news releases of October 20, 2021, November 16, 2021, December 15, 2021, April 22, 2022, and May 13, 2022 it has completed the Sixth Closing of a private placement pursuant Offering.
The Company issued a total of 1,000 class B units (each, a “Class B Unit”) at a price of $100 per each unit (the “Units”) for aggregate cash proceeds of $100,000.  Each Class B Unit was comprised of (i) one subordinated, secured bond of the Company in the principal amount of $100 bearing simple interest at a rate of 10% per annum with a maturity date of September 30, 2023 (each, a “Class B Bond”); and (ii) 50 common shares of the Company (each, a “Share”) at a deemed price of $0.09375 per Share. The 1,000 Class B Units were comprised of an aggregate of 50,000 Shares and 1,000 Class B Bonds.
The net cash proceeds of the Sixth Closing will be used for the construction and purchase of towers and infrastructure development, including all aspects of site acquisition, permitting and payments of licenses and applicable taxes.
All securities issued in connection with the Sixth Closing are subject to a statutory hold period expiring on June 10, 2023.

The securities distributed in the Sixth Closing have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.
5.2           Disclosure for Restructuring Transactions
Not Applicable.
Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7  Omitted Information
None
Item 8  Executive Officer
Alejandro Ochoa, Chief Executive Officer, President and Interim Chief Financial Officer
Telephone: 1-917-546-3016
Item 9  Date of Report
February 9, 2023.

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